SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                        --------------------------------
                                    FORM 11-K
                        --------------------------------
                                  ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

For the fiscal year ended December 31, 1998.


                                    OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______________.

                         Commission File Number 1-4235.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             AMP Incorporated Employee Savings and Thrift Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tyco International Ltd.
                              The Gibbons Bulding
                           10 Queen Street, Suite 301
                             Hamilton HM11 Bermuda*


* The executive offices of the issuer's principal United States subsidiary, Tyco International (US) Inc., are located at One Tyco Park, Exeter, New Hampshire 03833-1108. The telephone number there is (603) 778-9700.


                            Includes an Exhibit Index

                           REQUIRED INFORMATION

     The AMP Incorporated Employee Savings and Thrift Plan (the "Plan") is a plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 1998 and December 31, 1997, and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 1998.

     The Plan financial statements have been examined by Arthur Andersen LLP. A currently dated and manually signed written consent of Arthur Andersen LLP with respect to the Plan financial statements that relate to the fiscal year ended December 31, 1998, and the Plan financial statements themselves, have been incorporated by reference in a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. This written consent of Arthur Andersen LLP is provided as Exhibit 2 to this annual report.



                                SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             AMP Incorporated Employee Savings
                               and Thrift Plan (the "Plan")

                            AMP Incorporated (Plan Administrator)

                                  /s/  D. F. Henschel
Date: June 29, 1999        By:_______________________________
                                    David F. Henschel
                                    Secretary


                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------        -----------

   1      Audited financial statements for AMP Incorporated
             Employee Savings and Thrift Plan


   2      Consent of Independent Public Accountants